Hiveskill LLC
Balance Sheet
(Unaudited)

	December 31, 2020
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total current liabilities	$ -
Commitments and contingencies	-
Common units, no par value; 16,000,000 units authorized, none issued and outstanding	-
Members' Contributions	-
Retained earnings	-
Total members' equity	-
Total liabilities and members' equity	$ -